FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

**Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934**

For the month of June 2007
Commission File Number 1-31318

Gold Fields Limited
(Translation of registrant's name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



MEDIA RELEASE

Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 644-2400
Fax+27 11 484-0639
www.goldfields.co.za

Enquires

South Africa

Andrew Davidson
Tel   +27 11 644-2638
Fax   +27 11 484-0639
Andrew.davidson@goldfields.co.za

Nerina Bodasing
Tel   +27 11 644-2630
Fax   +27 11 484-0639
Nerina.bodasing@goldfields.co.za

Gold Fields announces total attributable Mineral Resources of 251.7 million ounces and Ore Reserves of 93.8 million ounces

Johannesburg, 6 June 2007:   Gold Fields Limited ("Gold Fields") (NYSE, JSE, DIFX: GFI) today published its Mineral Resource and Ore Reserve Statement for the 12 month period to 31 December 2006.

Total attributable precious metal Mineral Resources, inclusive of Ore Reserves, increased by 40% to 251.7 million ounces and total attributable Ore Reserves increased by 44% to 93.8 million ounces. Both numbers are net of 12 months' depletion and include the acquisition of South Deep gold mine.

Ian Cockerill, Chief Executive Officer of Gold Fields said:

"We are pleased to be able to announce such a strong Resource and Reserve Statement that significantly increases our overall position, not only replacing the Reserves that we have mined but also helping to grow Gold Fields and underpin our strategic focus on securing the future."

"Guided by our commitment to Corporate Governance, the consistency in reporting among our operating mines and compliance with public and internal regulatory codes of practice are paramount. The Mineral Resource Management processes utilised by the Group continue to improve through enhanced competent persons reporting. Gold Fields' Resource and Reserve Statement has been audited by a leading independent global mining consultancy and is SAMREC compliant and aligned to the requirements of the Sarbanes-Oxley Act."

Mineral Resources were calculated using a gold price of R135,000/kg in South Africa; A$875/oz in Australia; and US$650/oz in Ghana, Venezuela and Peru.

Ore Reserves were calculated using a gold price of R100,000/kg in South Africa; A$650/oz in Australia; and US$500/oz in Ghana, Venezuela and Peru, as per SEC guidelines.

The full Mineral Resource and Ore Reserve declaration Supplement is available on the Gold Fields website at www.goldfields.co.za

-ends-

Directors: A J Wright (Chairman), I D Cockerill[†] (Chief Executive Officer),K Ansah[#], A Grigorian[°], N J Holland[†] (Chief Financial Officer), G Marcus, J M McMahon[†], J G Hopwood, D M J Ncube, R L Pennant-Rea[†], P J Ryan, T M G Sexwale, C I von Christierson
[†]British, [#]Ghanaian, [°]Russian
Corporate Secretary: C Farrel

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 8 June 2007

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor
Relations and Corporate Affairs